Exhibit 99.1

Oatly Reports Fourth Quarter and Full Year 2022 Financial Results

Fiscal Year 2023 Outlook Calls for Accelerated Growth and Improved Margins

Company Receives Financing Commitments of $425 Million

MALMÖ, Sweden, March 15, 2023 – Oatly Group AB (Nasdaq: OTLY) (“Oatly” or the “Company”), the world’s original and largest oat drink company, today announced financial results for the fourth quarter and twelve months ended December 31, 2022.

Toni Petersson, Oatly’s CEO, commented, “I am proud of what the Oatly team accomplished in 2022. We took bold actions to strengthen our management team, transition our supply chain to a more asset-light model, and simplify our cost structure. We finished the year with a solid fourth quarter, and we have continued that momentum into 2023 by closing the Ya YA Foods transaction and raising $425 million in financing commitments.”

Petersson continued, “Our supply chain is back on firmer footing, we have clear line of sight to reaching profitability, and we have the liquidity needed to fully fund our growth investments and reach financial self-sufficiency. Therefore, we believe we are well-positioned to start playing offense in 2023. Our teams will be focused on fully capturing the underlying global demand for our products while continuously improving our supply chain. We expect this focus to enable us to move along our path to profitability, set up fiscal 2024 for positive adjusted EBITDA, and drive sustainable, long-term shareholder value creation."

Financing Update

As announced in a separate press release today, the Company entered into certain transactions for $425 million in financing. For more information, please refer to Oatly’s Current Report on Form 6-K filed earlier today.

	Three Months Ended December 31,		$ Change			% Change
Revenue (in thousands of U.S. dollars)	2022	2021	As reported	Foreign exchange impact	In constant currency	As reported	In constant currency	Volume	Constant currency price/mix
EMEA	89,974	88,881	89,974	12,615	102,589	1.2%	15.4%	11.5%	3.9%
Americas	64,386	55,487	64,386	—	64,386	16.0%	16.0%	-0.2%	16.2%
Asia	40,708	41,557	40,708	4,019	44,727	-2.0%	7.6%	22.1%	-14.5%
Total revenue	195,068	185,925	195,068	16,634	211,702	4.9%	13.9%	10.0%	3.9%

	Twelve Months Ended December 31,		$ Change			% Change
Revenue (in thousands of U.S. dollars)	2022	2021	As reported	Foreign exchange impact	In constant currency	As reported	In constant currency	Volume	Constant currency price/mix
EMEA	345,509	336,452	345,509	43,166	388,675	2.7%	15.5%	13.7%	1.8%
Americas	223,880	179,830	223,880	—	223,880	24.5%	24.5%	23.2%	1.3%
Asia	152,849	126,908	152,849	6,811	159,660	20.4%	25.8%	31.9%	-6.1%
Total revenue	722,238	643,190	722,238	49,977	772,215	12.3%	20.1%	19.1%	1.0%

Recent Highlights

•
Revenue of $195.1 million, a 4.9% increase compared to the prior year period, constant currency revenue increased 13.9%.
•
Gross margin in the quarter was 15.9%, which is flat compared to the prior year period and an increase of over 13 percentage points compared to the third quarter.
•
Net loss attributable to shareholders of the parent was $125.2 million compared to net loss of $79.8 million in the prior year period.
•
EBITDA loss of $111.2 million; adjusted EBITDA loss of $60.5 million, which is an improvement of $5.1 million compared to the prior year period and an improvement of $22.2 million compared to the third quarter.

•
Subsequent to quarter-end, the Company completed the transaction to partner with Ya YA Foods on a strategic hybrid manufacturing alliance in North America (the "YYF transaction").
•
Subsequent to quarter-end, the Company received commitments for $425 million of capital and has agreed on terms and conditions with lenders to amend its revolving credit facility. The Company expects the new capital to fully fund its growth investments until the company becomes financially self-sufficient.
•
The Company provided its 2023 outlook, which calls for 23% to 28% constant currency revenue growth, gross margin to improve sequentially through the year and reach the high-20%s by the fourth quarter. The Company believes this progress will enable full year fiscal 2024 to deliver positive adjusted EBITDA.

Fourth Quarter 2022 Results

Revenue increased $9.1 million, or 4.9% to $195.1 million for the fourth quarter ended December 31, 2022, compared to $185.9 million for the prior year period. Excluding a foreign currency exchange headwind of $16.6 million, revenue for the fourth quarter was $211.7 million, or an increase of 13.9%, using constant exchange rates. The revenue increase was primarily driven by continued sold volume growth for the Company’s products, in addition to price increases implemented in EMEA during the first half of 2022 and the Americas in the third quarter of 2022. Sold volume for the fourth quarter of 2022 amounted to 137 million liters compared to 124 million liters in the fourth quarter of 2021 and 126 million liters in the third quarter of 2022. Produced finished goods volume for the fourth quarter of 2022 amounted to 149 million liters compared to 142 million liters for the same period last year in the fourth quarter of 2021 and 124 million liters in the third quarter of 2022. The increase in produced finished goods volume was primarily driven by a more stable global supply chain network, allowing the Company to improve fill-rates and build inventory.

The Company has continued to experience revenue growth in the retail channel. In the fourth quarter of 2022 and 2021, the retail channel accounted for 56.9% and 56.1% of the Company’s revenue, respectively, the foodservice channel accounted for 38.3% and 38.2% of the Company’s revenue, respectively, and the other channel, comprised primarily of e-commerce sales, accounted for 4.8% and 5.7% of the Company’s revenue, respectively.

Gross profit was $31.1 million for the fourth quarter of 2022 compared to $29.6 million for the fourth quarter of 2021 and $5.0 million for the third quarter of 2022. The gross profit margin of 15.9% in the fourth quarter of 2022 remained consistent with the prior year period, and increased 1,320 basis points compared to the third quarter of 2022, primarily due to:

•
Supply chain improvements in Americas and EMEA, including improved absorption and productivity as well as fewer one-off expenses, of 660 basis points,
•
COVID-19 restrictions easing in Asia that resulted in better utilization of the Asia facilities and fewer one-off expenses of 430 basis points,
•
Pricing actions of 140 basis points,
•
Deflationary costs of 60 basis points, mainly driven by lower energy costs,
•
Other items, net, of approximately 30 basis points.

Research and development expenses in the fourth quarter of 2022 increased $1.3 million to $7.0 million compared to $5.7 million in the prior year period.

Selling, general and administrative expenses in the fourth quarter of 2022 decreased $11.0 million to $107.9 million compared to $118.9 million in the prior year period. The decrease was primarily due to a decrease of $9.3 million in branding and marketing expenses, $7.6 million in professional fees, $3.1 million in amortization, depreciation, impairment charges and write-downs, and $1.8 million in customer distribution costs. The decrease was offset by increased costs of $9.9 million for employee related expenses, including $3.4 million related to restructuring costs.

Other operating (expenses) and income, net for the fourth quarter of 2022 decreased to an expense of $41.1 million compared to income of $2.3 million in the prior year period, comprised primarily of an asset impairment charge and other expenses related to assets held for sale, as a result of the YYF transaction entered into on December 30, 2022, as well as a net foreign exchange loss. See the Company's Reports on Form 6-K filed on January 3, 2023 and March 2, 2023 for details on the YYF transaction.

Net loss attributable to shareholders of the parent was $125.2 million for the fourth quarter of 2022 compared to net loss of $79.8 million in the prior year period.

EBITDA loss for the fourth quarter of 2022 was $111.2 million, compared to an EBITDA loss of $81.8 million in the prior year period. The increase in EBITDA loss was primarily a result of higher other operating expenses related to an asset impairment charge and other costs related to assets held for sale from the YYF transaction, offset by lower selling, general and administrative expenses.

Adjusted EBITDA loss for the fourth quarter of 2022 was $60.5 million, compared to a loss of $65.6 million in the prior year period. The decrease in Adjusted EBITDA loss was primarily related to lower selling, general and administrative expenses.

EBITDA, Adjusted EBITDA (Loss), and revenue at constant currency are non-IFRS financial measures defined under “Non-IFRS financial measures.” Please see above revenue at constant currency table and “Reconciliation of IFRS to Non-IFRS Results” at the end of this press release.

The following tables set forth revenue, Adjusted EBITDA, EBITDA and loss before income tax for the Company's three reportable segments for the periods presented.

Revenue, Adjusted EBITDA and EBITDA

Three Months Ended December 31, 2022 (in thousands of U.S. dollars)	EMEA	Americas	Asia	Corporate*	Eliminations**	Total
Revenue
Revenue from external customers	89,974	64,386	40,708	—	—	195,068
Intersegment revenue	4,165	—	2,187	—	(6,352)	—
Total segment revenue	94,139	64,386	42,895	—	(6,352)	195,068
Adjusted EBITDA	1,735	(4,661)	(21,004)	(36,534)	—	(60,464)
Share-based compensation expense	(1,121)	(763)	(1,327)	(4,530)	—	(7,741)
Restructuring costs(1)	(918)	(797)	(309)	(1,386)	—	(3,410)
Asset impairment charge and other costs related to assets held for sale(2)	—	(39,581)	—	—	—	(39,581)
EBITDA	(304)	(45,802)	(22,640)	(42,450)	—	(111,196)
Finance income and (expenses), net	—	—	—	—	—	3,098
Depreciation and amortization	—	—	—	—	—	(13,835)
Loss before tax	—	—	—	—	—	(121,933)

Three Months Ended December 31, 2021 (in thousands of U.S. dollars)	EMEA	Americas	Asia	Corporate*	Eliminations**	Total
Revenue
Revenue from external customers	88,881	55,487	41,557	—	—	185,925
Intersegment revenue	28,401	311	—	—	(28,712)	—
Total segment revenue	117,282	55,798	41,557	—	(28,712)	185,925
Adjusted EBITDA	(2,779)	(8,708)	(14,948)	(39,174)	—	(65,609)
Share-based compensation expense	(1,547)	(1,215)	(1,725)	(5,111)	—	(9,598)
Product recall expenses(3)	(1,654)	—	—	—	—	(1,654)
Asset impairment charge(4)	(4,970)	—	—	—	—	(4,970)
EBITDA	(10,950)	(9,923)	(16,673)	(44,285)	—	(81,831)
Finance income and (expenses), net	—	—	—	—	—	7,480
Depreciation and amortization	—	—	—	—	—	(10,836)
Loss before tax	—	—	—	—	—	(85,187)

Twelve Months Ended December 31, 2022 (in thousands of U.S. dollars)	EMEA	Americas	Asia	Corporate*	Eliminations**	Total
Revenue
Revenue from external customers	345,509	223,880	152,849	—	—	722,238
Intersegment revenue	34,940	820	3,659	—	(39,419)	—
Total segment revenue	380,449	224,700	156,508	—	(39,419)	722,238
Adjusted EBITDA	(10,298)	(62,837)	(75,183)	(119,605)	—	(267,923)
Share-based compensation expense	(4,314)	(4,485)	(6,973)	(19,694)	—	(35,466)
Restructuring costs(1)	(918)	(797)	(309)	(2,391)	—	(4,415)
Asset impairment charge and other costs related to assets held for sale(2)	—	(39,581)	—	—	—	(39,581)
EBITDA	(15,530)	(107,700)	(82,465)	(141,690)	—	(347,385)
Finance income and (expenses), net	—	—	—	—	—	(1,409)
Depreciation and amortization	—	—	—	—	—	(48,600)
Loss before tax	—	—	—	—	—	(397,394)

Twelve Months Ended December 31, 2021 (in thousands of U.S. dollars)	EMEA	Americas	Asia	Corporate*	Eliminations**	Total
Revenue
Revenue from external customers	336,452	179,830	126,908	—	—	643,190
Intersegment revenue	89,460	908	—	—	(90,368)	—
Total segment revenue	425,912	180,738	126,908	—	(90,368)	643,190
Adjusted EBITDA	21,959	(44,560)	(16,480)	(107,896)	—	(146,977)
Share-based compensation expense	(3,780)	(2,963)	(4,192)	(12,697)	—	(23,632)
Product recall(3)	(1,654)	—	—	—	—	(1,654)
Asset impairment charge(4)	(4,970)	—	—	—	—	(4,970)
IPO preparation and transaction costs	—	—	—	(9,288)	—	(9,288)
EBITDA	11,555	(47,523)	(20,672)	(129,881)	—	(186,521)
Finance income and (expenses), net	—	—	—	—	—	(1,305)
Depreciation and amortization	—	—	—	—	—	(27,222)
Loss before tax	—	—	—	—	—	(215,048)

* Corporate consists of general overhead costs not allocated to the segments.

** Eliminations in 2022 refer to intersegment revenue for sales of products from EMEA to Americas and Asia, from Americas to Asia and from Asia to EMEA. Eliminations in 2021 and 2020 refer to intersegment revenue for sales of products from EMEA to Americas and Asia, and from Americas to Asia.

(1)
Relates to accrued severance payments as the Company reviews its organizational structure to adjust the fixed cost base globally.
(2)
The 2022 asset impairment charge relates to the YYF transaction. See the Company's Form 6-K filed on January 3, 2023 and March 2, 2023 for details on the YYF transaction.
(3)
Relates to the recall of products in Sweden as communicated on November 17, 2021. See the Company's Form 6-K filed on November 17, 2021.
(4)
The 2021 asset impairment charge related to production equipment at our Landskrona production facility in Sweden for which we had no alternative use.

EMEA

EMEA revenue increased $1.1 million, or 1.2%, to $90.0 million for the fourth quarter of 2022, compared to $88.9 million in the prior year period. Excluding a significant foreign currency exchange headwind of $12.6 million, EMEA revenue for the fourth quarter was $102.6 million, or an increase of 15.4%, using constant exchange rates. This increase using constant exchange rates was driven by growth across all our markets and channels, primarily driven by our oat drink portfolio, especially the Barista offering, as well as price increases, which were introduced in the first and second quarter of 2022. Approximately 82% of EMEA revenue was from the retail channel for the fourth quarter of 2022. The sold finished goods volume for the three months ended December 31, 2022 and 2021 amounted to 74 million and 66 million liters, respectively.

EMEA EBITDA loss decreased $10.6 million to a loss of $0.3 million for the fourth quarter of 2022 compared to a loss of $11.0 million in the prior year period. This decrease in EMEA EBITDA loss was primarily driven by lower operating expenses, namely branding and advertising spend. Adjusted EBITDA was a profit of $1.7 million compared to a loss of $2.8 million in the prior year period.

Americas

Americas revenue increased $8.9 million, or 16.0%, to $64.4 million for the fourth quarter of 2022, compared to $55.5 million in the prior year period. This increase was primarily due to implemented price increases, primarily on oat drink products. Approximately 51% of Americas revenue was from the retail channel in the fourth quarter of 2022. The sold finished goods volume for the three months ended December 31, 2022 and 2021 amounted to 36 million liters in both periods.

Americas EBITDA loss increased $35.9 million to a loss of $45.8 million for the fourth quarter of 2022 compared to a loss of $9.9 million in the prior year period. The decrease in Americas EBITDA resulted largely from one-time charges related to the YYF transaction, including impairment charges and costs related to professional fees, as well as restructuring charges. Adjusted EBITDA loss was $4.7 million compared to $8.7 million in the prior year period.

Asia

Asia revenue continued to be impacted by COVID-19 variants in China in the fourth quarter 2022. Despite this, Asia revenue only decreased $0.8 million, or 2.0%, to $40.7 million for the fourth quarter of 2022, compared to $41.6 million in the prior year period. Excluding a foreign currency exchange headwind of $4.0 million, Asia revenue for the fourth quarter was $44.7 million, or an increase of 7.6%, using constant exchange rates. Approximately 69% of Asia revenue was from the foodservice channel for the fourth quarter of 2022, with a significant contribution coming from the e-commerce channel. The sold finished goods volume for the three months ended December 31, 2022 and 2021 amounted to 27 million and 22 million liters, respectively.

Asia EBITDA loss increased $6.0 million to a loss of $22.6 million for the fourth quarter of 2022 compared to a loss of $16.7 million in the prior year period. The decrease in Asia EBITDA was primarily due to higher operating expenses to scale operations and promote sales for future growth, and lower gross profit margin driven by higher costs of production. Adjusted EBITDA loss was $21.0 million compared to $14.9 million in the prior year period.

Corporate Expense

Oatly’s corporate expense, which consists of general overhead costs not allocated to the segments, in the fourth quarter of 2022 was $42.5 million, a decrease of $1.8 million compared to the prior year period. The decrease was primarily driven by decreased costs related to professional fees.

Balance Sheet and Cash Flow

As of December 31, 2022, the Company had cash and cash equivalents of $82.6 million and total outstanding debt to credit institutions of $52.6 million. Net cash used in operating activities was $268.9 million for the twelve months ended December 31, 2022, compared to $213.8 million during the prior year period, which was primarily driven by a loss from operations as the Company continues to invest and scale its business to support its growth. Capital expenditures were $201.7 million for the twelve months ended December 31, 2022, compared to $273.8 million in the prior year period. Net cash provided by financing activities was $35.9 million for the twelve months ended December 31, 2022, compared to $955.8 million in the prior year period, reflecting proceeds from credit institutions of $47.8 million related to our Revolving Credit Facility, offset by the repayment of liabilities to credit institutions and repayment of lease liabilities.

Outlook

The Company’s outlook assumes reasonable containment of COVID-19 related infection rates globally, including no further major lockdowns in Asia, and does not reflect any additional deterioration in the European macro environment, or any significant changes in the geopolitical impact of the current war in Ukraine. Based on the Company’s assessment of the current operating environment, including inflation, rising interest rates, and the impact on consumer behavior, the Company expects the following for the full year ending December 31, 2023:

•
Revenue growth of 23% to 28% on a constant currency basis compared to full year 2022. The Company currently expects foreign currency to be a headwind of approximately 250 basis points for the year,
•
Gross margin to improve sequentially quarter-over-quarter in fiscal 2023, reaching the high-20%s in the fourth quarter,
•
Capital expenditures between $180 million and $200 million.

The Company believes this progress will enable full year fiscal 2024 to deliver positive adjusted EBITDA.

Longer-term, the Company expects:

•
To generate gross profit margin in the range of 35% to 40%,
•
Adjusted EBITDA margin in the mid- to high-teens.

The Company cannot provide a reconciliation of Adjusted EBITDA or Adjusted EBITDA margin guidance to the corresponding IFRS metric without unreasonable efforts due to difficulty in predicting certain items excluded from this non-IFRS measure. The items necessary to reconcile are not within Oatly’s control, may vary greatly between periods and could significantly impact future financial results.

Conference Call, Webcast and Supplemental Presentation Details

Oatly will host a conference call and webcast at 8:30 a.m. ET today to discuss these results. The conference call, simultaneous, live webcast and supplemental presentation can be accessed on Oatly’s Investors website under “Events.” The webcast will be archived for 30 days.

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About Oatly

We are the world’s original and largest oat drink company. For over 25 years, we have exclusively focused on developing expertise around oats: a global power crop with inherent properties suited for sustainability and human health. Our commitment to oats has resulted in core technical advancements that enabled us to unlock the breadth of the dairy portfolio, including alternatives to milks, ice cream, yogurt, cooking creams, and spreads. Headquartered in Malmö, Sweden, the Oatly brand is available in more than 20 countries globally.

For more information, please visit our website.

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Any express or implied statements contained in this press release that are not statements of historical fact may be deemed to be forward-looking statements, including, without limitation, statements regarding our financial outlook for 2023 and long-term growth strategy, and anticipated cost savings from our restructuring plans, as well as statements that include the words “expect,” “intend,” “plan,” “believe,” “project,” “forecast,” “estimate,” “may,” “should,” “anticipate,” “will,” “aim,” “potential,” “continue,” “is/are likely to” and similar statements of a future or forward-looking nature. Forward-looking statements are neither promises nor guarantees, but involve known and unknown risks and uncertainties that could cause actual results to differ materially from those projected, including, without limitation: general economic conditions including high inflationary cost pressures, interest rates and supply chain constraints; our history of losses and inability to achieve or sustain profitability; our ability to manage our growth effectively; the impact of the COVID-19 pandemic, including the spread of variants of the virus, on our business and the international economy; reduced or limited availability of oats or other raw materials and ingredients that meet our quality standards; failure to obtain additional financing to achieve our goals or failure to obtain necessary capital when needed on acceptable terms, or at all; damage or disruption to our production facilities; harm to our brand and reputation as a result of real or perceived quality or food safety issues with our products; food safety and food-borne illness incidents or other safety concerns which may lead to lawsuits, product recalls or regulatory enforcement actions; our ability to successfully compete in our highly competitive markets; our ability to effectively manage our growth, realize the anticipated benefits of the reduction in force and retain our existing employees; changing consumer preferences due to disposable income, credit availability, debt levels and inflation, and our ability to adapt to new or changing preferences; foreign exchange rate fluctuations; the consolidation of customers or the loss of a significant customer; reduction in the sales of our oatmilk varieties; failure to meet our existing or new environmental metrics and other risks related to sustainability and corporate social responsibility; litigation, regulatory actions or other legal proceedings including environmental and securities class action lawsuits; changes to international trade policies, treaties and tariffs; global conflict and the ongoing war in Ukraine; changes in our tax rates or exposure to additional tax liabilities or assessments; failure to expand our manufacturing and production capacity as we grow our business; supply chain delays, including delays in the receipt of product at factories and ports, and an increase in transportation costs; the impact of rising commodity prices, transportation and labor costs on our cost of goods sold; failure by our logistics providers to deliver our products on time, or at all; our ability to successfully ramp up operations at any of our new facilities and operate them in accordance with our expectations; failure to develop and maintain our brand; our ability to introduce new products or successfully improve existing products; failure to retain our senior management or to attract, train and retain employees; cybersecurity incidents or other technology disruptions; failure to protect our intellectual property and other proprietary rights adequately; our ability to successfully remediate previously disclosed material weaknesses (which remained unremediated as of our most recent fiscal year end) or other future control deficiencies, in our internal control over financial reporting; our status as a foreign private issuer; risks related to the significant influence of our largest shareholder, Nativus Company Limited, entities affiliated with China Resources Verlinvest Health Investment Ltd. has over us, including significant influence over decisions that require the approval of shareholders; and the other important factors discussed under the caption “Risk Factors” in our Annual Report on Form 20-F for the year ended December 31, 2021 filed with the U.S. Securities and Exchange Commission (“SEC”) on April 6, 2022, in our Report on Form 6-K for the period ended September 30, 2022 filed with the SEC on November 14, 2022, and our other filings with the SEC as such factors may be updated from time to time. Any forward-looking statements contained in this press release speak only as of the date hereof and accordingly undue reliance should not be placed on such statements. Oatly disclaims any obligation or undertaking to update or revise any forward-looking statements contained in this press release, whether as a result of new information, future events or otherwise, other than to the extent required by applicable law.

Non-IFRS Financial Measures

EBITDA, Adjusted EBITDA, Adjusted EBITDA margin and constant currency revenue are financial measures that are not calculated in accordance with IFRS. We define Adjusted EBITDA as loss for the period attributable to shareholders of the parent adjusted to exclude, when applicable, income tax expense, finance expenses, finance income, depreciation and amortization expense, share-based compensation expense, restructuring costs, asset impairment charge and other costs related to assets held for sale, and IPO preparation and transaction costs.

Adjusted EBITDA should not be considered as an alternative to loss for the period or any other measure of financial performance calculated and presented in accordance with IFRS. There are a number of limitations related to the use of Adjusted EBITDA rather than loss for the period attributable to shareholders of the parent, which is the most directly comparable IFRS measure. Some of these limitations are:

•
Adjusted EBITDA excludes depreciation and amortization expense and, although these are non-cash expenses, the assets being depreciated may have to be replaced in the future increasing our cash requirements;
•
Adjusted EBITDA does not reflect interest expense, or the cash required to service our debt, which reduces cash available to us;
•
Adjusted EBITDA does not reflect income tax payments that reduce cash available to us;
•
Adjusted EBITDA does not reflect recurring share-based compensation expense and, therefore, does not include all of our compensation costs;
•
Adjusted EBITDA does not reflect restructuring costs that reduce cash available to us in future periods;
•
Adjusted EBITDA excludes asset impairment charge and other costs related to assets held for sale, although these are non-cash expenses, the assets being impaired may have to be replaced in the future increasing our cash requirements;
•
Adjusted EBITDA does not reflect non-recurring expenses related to the IPO that reduce cash available to us; and
•
Other companies, including companies in our industry, may calculate Adjusted EBITDA differently, which reduces its usefulness as a comparative measure.

Adjusted EBITDA should not be considered in isolation or as a substitute for financial information provided in accordance with IFRS. Below we have provided a reconciliation of Adjusted EBITDA to loss attributable to shareholders of the parent, the most directly comparable financial measure calculated and presented in accordance with IFRS, for the period presented.

This press release also includes references to constant currency revenue. The Company presents this measure because we use constant currency information to provide a framework in assessing how our business and geographic segments performed excluding the effects of foreign currency exchange rate fluctuations and believe this information is useful to investors to facilitate comparisons and better identify trends in our business. The constant currency measure is calculated by translating the current year reported revenue amounts into comparable amounts using the prior year reporting period’s average foreign exchange rates which have been provided by a third party. Above we have provided a reconciliation of revenue as reported to revenue on a constant currency basis for the periods presented.

Contacts

Oatly Group AB

+1 866-704-0391

investors@oatly.com

press.us@oatly.com

Financial Statements

Consolidated statement of operations

(Unaudited)	Three months ended December 31,		Twelve months ended December 31,
(in thousands of U.S. dollars, except share and per share data)	2022	2021	2022	2021
Revenue	195,068	185,925	722,238	643,190
Cost of goods sold	(164,015)	(156,330)	(642,211)	(488,177)
Gross profit	31,053	29,595	80,027	155,013
Research and development expenses	(7,035)	(5,675)	(22,262)	(16,771)
Selling, general and administrative expenses	(107,901)	(118,900)	(412,799)	(353,929)
Other operating (expenses) and income, net	(41,148)	2,313	(40,951)	1,944
Operating loss	(125,031)	(92,667)	(395,985)	(213,743)
Finance income and (expenses), net	3,098	7,480	(1,409)	(1,305)
Loss before tax	(121,933)	(85,187)	(397,394)	(215,048)
Income tax (expense)/benefit	(3,236)	5,434	4,827	2,655
Loss for the period attributable to shareholders of the parent	(125,169)	(79,753)	(392,567)	(212,393)
Loss per share, attributable to shareholders of the parent:
Basic and diluted	(0.21)	(0.13)	(0.66)	(0.39)
Weighted average common shares outstanding:
Basic and diluted	592,234,975	591,777,001	592,031,935	549,080,310

Consolidated statement of financial position

(Unaudited)	December 31, 2022	December 31, 2021
(in thousands of U.S. dollars)
ASSETS
Non-current assets
Intangible assets	127,688	145,925
Property, plant and equipment	492,952	509,648
Right-of-use assets	108,598	158,448
Other non-current receivables	7,848	5,534
Deferred tax assets	5,860	2,293
Total non-current assets	742,946	821,848
Current assets
Inventories	114,475	95,661
Trade receivables	100,955	105,519
Current tax assets	243	435
Other current receivables	17,818	32,229
Prepaid expenses	23,413	27,711
Short-term investments	—	249,937
Cash and cash equivalents	82,644	295,572
	339,548	807,064
Assets held for sale	142,703	—
Total current assets	482,251	807,064
TOTAL ASSETS	1,225,197	1,628,912
EQUITY AND LIABILITIES
Equity
Share capital	105	105
Other contributed capital	1,628,045	1,628,103
Foreign currency translation reserve	(171,483)	(74,486)
Accumulated deficit	(665,524)	(308,423)
Total equity attributable to shareholders of the parent	791,143	1,245,299
Liabilities
Non-current liabilities
Lease liabilities	82,285	126,516
Liabilities to credit institutions	2,668	—
Deferred tax liabilities	—	2,677
Provisions	7,194	11,033
Total non-current liabilities	92,147	140,226
Current liabilities
Lease liabilities	16,823	16,703
Liabilities to credit institutions	49,922	5,987
Trade payables	82,516	93,043
Current tax liabilities	5,515	567
Other current liabilities	11,823	9,614
Accrued expenses	123,037	117,473
Provisions	3,800	—
	293,436	243,387
Liabilities directly associated with the assets held for sale	48,471	—
Total current liabilities	341,907	243,387
Total liabilities	434,054	383,613
TOTAL EQUITY AND LIABILITIES	1,225,197	1,628,912

Consolidated statement of cash flows

(Unaudited)	For the year ended December 31
(in thousands of U.S. dollars)	2022	2021
Operating activities
Net loss	(392,567)	(212,393)
Adjustments to reconcile net loss to net cash flows
Depreciation of property, plant and equipment and right-of-use assets and amortization of intangible assets	48,315	27,222
Impairment of property, plant and equipment and right-of-use assets	285	4,970
Impairment related to assets held for sale	38,293	—
Impairment loss/(gain) on trade receivables	3,088	(253)
Write-down of inventories	28,839	5,081
Share-based payments expense	35,466	23,632
Movements in provisions	3,800	—
Finance expenses and (income), net	1,409	1,305
Income tax benefit	(4,827)	(2,655)
(Gain)/loss on disposal of property, plant and equipment and intangible assets	(932)	422
Other	(226)	(138)
Interest received	2,145	1,740
Interest paid	(12,875)	(9,237)
Income tax paid	(2,960)	(2,734)
Changes in working capital:
Increase in inventories	(55,018)	(63,688)
Decrease/(increase) in trade receivables, other current receivables, prepaid expenses	6,991	(79,278)
Increase in trade payables, other current liabilities, accrued expenses	31,828	92,172
Net cash flows used in operating activities	(268,946)	(213,832)
Investing activities
Purchase of intangible assets	(4,510)	(7,838)
Purchase of property, plant and equipment	(201,655)	(273,760)
Investments in financial assets	—	(1,162)
Proceeds from financial instruments	—	5,720
Purchase of short-term investments	—	(385,165)
Proceeds from short-term investments	240,959	117,877
Net cash flows from/(used in) investing activities	34,794	(544,328)
Financing activities
Proceeds from issue of shares, net of transaction costs	—	1,037,325
Repayment of shareholder loans	—	(10,941)
Proceeds from liabilities to credit institutions	47,850	118,005
Repayment of liabilities to credit institutions	(1,032)	(212,913)
Repayment of lease liabilities	(10,899)	(9,282)
Proceeds from exercise of warrants	—	38,503
Payment of loan transaction costs	—	(4,900)
Cash flows from financing activities	35,919	955,797
Net (decrease)/increase in cash and cash equivalents	(198,233)	197,637
Cash and cash equivalents at January 1	295,572	105,364
Exchange rate differences in cash and cash equivalents	(14,695)	(7,429)
Cash and cash equivalents at December 31	82,644	295,572

Non-IFRS Financial Measures – Reconciliation

	Three months ended December 31,		Twelve months ended December 31,
(Unaudited)	2022	2021	2022	2021
(in thousands $)
Loss for the period attributable to shareholders of the parent	(125,169)	(79,753)	(392,567)	(212,393)
Income tax (benefit)/expense	3,236	(5,434)	(4,827)	(2,655)
Finance (income) and expenses, net	(3,098)	(7,480)	1,409	1,305
Depreciation and amortization expense	13,835	10,836	48,600	27,222
EBITDA	(111,196)	(81,831)	(347,385)	(186,521)
Share-based compensation expense	7,741	9,598	35,466	23,632
Restructuring costs(1)	3,410	—	4,415	—
Product recall expenses(2)	—	1,654	—	1,654
Asset impairment and other costs related to assets held for sale(3)	39,581	4,970	39,581	4,970
IPO preparation and transaction costs	—	—	—	9,288
Adjusted EBITDA	(60,464)	(65,609)	(267,923)	(146,977)

(1)
Relates to accrued severance payments as the Company reviews its organizational structure to adjust the fixed cost base globally.
(2)
Relates to the recall of products in Sweden as communicated on November 17, 2021. See the Company's Form 6-K filed on November 17, 2021.
(3)
The 2022 asset impairment charge relates to the YYF transaction. See the Company's Form 6-K filed on January 3, 2023 and March 2, 2023 for details on the YYF transaction. The 2021 asset impairment charge related to production equipment at our Landskrona production facility in Sweden for which we had no alternative use.